                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-31729
PROSPECTUS

                                 193,884 SHARES

                         PHYSICIAN SALES & SERVICE, INC.

                                  COMMON STOCK

         This prospectus relates to 193,884 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of Physician Sales & Service, Inc., a Florida corporation ("PSS" or the "Company"). All of these Shares are being offered for sale by the holders of the Common Stock named herein under the heading "Selling Shareholders" (the "Selling Shareholders"). The Selling Shareholders received the Shares in connection with the Company's acquisitions of Diagnostic Imaging, Inc. and Rad-Tech X-Ray, Inc. on November 25, 1996 and March 20, 1997, respectively.

         The shares of Common Stock of the Company are listed on the Nasdaq National Market System ("Nasdaq") under the symbol PSSI. On July 18, 1997 the last sales price for the shares of Common Stock as reported by Nasdaq was $19.00 per share.

         All or a portion of the Shares may be offered by the Selling Shareholders from time to time (i) in transactions (which may include block transactions) on the Nasdaq National Market or such other national securities exchange or automated interdealer quotation system on which shares of the Company's Common Stock are then traded, (ii) in negotiated transactions, or
(iii) by a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares directly to purchasers or through underwriters, agents or broker-dealers, and any such underwriters, agents or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such underwriters, agents or broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular underwriter, agent or broker-dealer might be in excess of customary compensation). To the extent required, the specific Common Stock to be sold, the respective purchase prices and public offering prices, names of such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in any accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "Selling Shareholders" and "Plan of Distribution." None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. By agreement, the Company will pay one-half of the expenses of this registration and the Selling Shareholders will pay the remaining one-half of such expenses pro rata based on the number of shares of Common Stock being offered hereby. The Selling Shareholders will bear all underwriting discounts and commissions and transfer taxes, if any. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         The Selling Shareholders and any broker-dealer, agents or underwriters that participate with the Selling Shareholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of Section 2(11) the Securities Act, and any commissions received by them and any profit on the resale of the Common Stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See "Selling Shareholders" and "Plan of Distribution."

                            ------------------------

         SEE "RISK FACTORS BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JULY 25, 1997

                              AVAILABLE INFORMATION

         Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 (of which this Prospectus forms a part) and the exhibits relating thereto filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy and information statements and other information filed electronically by the Company are available at the Commission's worldwide web site at http://www.sec.gov. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "PSSI," and such reports, proxy and information statements and other information concerning the Company are available for inspection at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by the Company (File No. 0-23832) are hereby incorporated by reference into this Prospectus:

(1) The Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997 (including those portions of the Company's Definitive Proxy Statement for the fiscal year 1997 Annual Meeting of Shareholders incorporated by reference therein); and

(2) The description of Common Stock set forth in the Company's registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein, except to the extent set forth in the immediately preceding statement.

         The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests should be directed to David A. Smith, Chief Financial Officer, Physician Sales & Service, Inc., 4345 Southpoint Boulevard, Jacksonville, Florida 32216, telephone number (904) 332-3000.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO RESULTS OF OPERATIONS AND BUSINESSES OF THE COMPANY. SUCH FORWARD-LOOKING STATEMENTS MAY INVOLVE UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS AND PERFORMANCE OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS OR PERFORMANCE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. CAUTIONARY STATEMENTS REGARDING THE RISKS ASSOCIATED WITH SUCH FORWARD-LOOKING STATEMENTS, INCLUDE, WITHOUT LIMITATION, THOSE STATEMENTS INCLUDED UNDER "RISK FACTORS." INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

         ALL WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENT.



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


                                   THE COMPANY

         Physician Sales & Service, Inc. ("PSS" or the "Company) is a leading distributor of medical supplies, equipment and pharmaceuticals to primary care and other office-based physicians. PSS currently operates 61 physician office medical supply distribution ("core business") service centers distributing to approximately 103,000 physician office sites in all 50 states. The Company's primary market is the approximately 399,000 physicians who practice medicine in approximately 198,000 office sites throughout the United States. According to industry estimates, the medical supply and equipment segment of the health care industry represents a $30.2 billion market, of which $6.6 billion represents the primary care and other office-based physicians. The medical supply and equipment industry is estimated to be growing at an annual rate of 6% to 8%. PSS has historically grown faster than the overall market. The Company estimates that approximately 300 companies supply medical products to the office-based physician sector.

         The Company, through its newly formed subsidiary, Diagnostic Imaging, Inc. ("DI" or "imaging division"), distributes medical diagnostic imaging supplies, chemicals, equipment and service to the acute care and alternate care market. DI currently operates 16 imaging service centers in nine southeastern states. The Company is in the process of developing a separate information system for DI which will include the current ICON(SM) and CustomerLink systems. A primary company objective is to pursue acquisition opportunities within the radiology and imaging distribution market in order to gain market share and expand the product offerings to the physician office market currently serviced by PSS and the acute care market currently serviced by DI.

         The Company also distributes medical supplies and equipment in Belgium, France, Germany, and the Netherlands through its WorldMed International, Inc. subsidiary. The Company currently has three service centers ("European operations") in Europe distributing to the acute and alternate care markets.

         The Company's primary objectives are to be capable of servicing the medical equipment and supply needs of every office-based physician in the United States, to create a national diagnostic imaging distribution company, and to expand its presence in the European medical equipment and supply market. To achieve these objectives and increase profitability, the Company intends to (i) continue to acquire core business medical supply and equipment distributors in the United States and Europe, especially in existing markets where it can leverage its distribution infrastructure and gain market share, (ii) acquire diagnostic imaging distributors to expand its geographic coverage and leverage its existing infrastructure, (iii) increase sales of existing service centers by adding additional sales representatives and providing superior service, competitive pricing and a broad product line, including sophisticated diagnostic equipment, (iv) expand operating margins, (v) open new service centers in selected markets where acquisition opportunities are not available, and (vi) invest in sophisticated information systems that bring efficiency to the Company and its subsidiaries.

         On August 21, 1995, the Company completed the acquisition of Taylor Medical, Inc. ("Taylor"), its largest acquisition to date in a stock-for-stock pooling. Taylor distributed medical supplies and equipment mainly to office-based physicians and managed care facilities. Taylor operated five distribution centers, primarily in the Southwest and Northeast, with 20 redistribution and sales offices with approximately 175 sales representatives. Taylor had physician-related net sales of approximately $122 million for the fiscal year ended March 30, 1995. The acquisition of Taylor increased the Company's market presence in the Southwest and Northeast and provides an opportunity to enhance profitability through the integration and consolidation of Taylor's operations.

         Effective November 13, 1995 the Company completed a secondary offering of 11.5 million shares of common stock at $17 per share, 8.8 million of which were offered by the Company. The Company used approximately $58.2 million of the total net proceeds of $142.9 million to repay debt in fiscal 1996. Management used approximately $50 million in connection with acquisitions of the imaging division, core business, European operations, and general corporate purposes, including capital expenditures during fiscal 1997. Management intends to use the remaining net proceeds of the secondary offering for general corporate purposes, including future acquisitions. The consummation of this transaction, along with the Company's financing arrangements, has provided the Company with resources to continue its strategy of being capable of servicing the medical equipment and supply needs of every office-based physician in the United States, to create a national imaging distribution company, and to expand its presence in the European medical equipment and supply market.

         On December 29, 1996, the Company acquired X-ray Corporation of Georgia ("X-ray GA") in a merger pursuant to which the Company issued 593,672 shares of common stock to the former shareholders of X-ray GA, in exchange for all of the outstanding shares of capital stock of X-ray GA valued at $11.0 million at the time of the merger. This merger has been accounted for as a material pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated to include the accounts and operations of Taylor and X-ray GA for all periods prior to the mergers.

         In addition to Taylor and X-ray GA, for which the consolidated financial statements have been restated for all periods prior to merger during fiscal 1996 and 1997, respectively, the Company merged with seven companies accounted for as poolings-of-interest (four core business and three imaging division companies) and 12 companies accounted for as purchases (nine core business and three European operation companies).

         PSS Common Stock is publicly traded over the counter by the Nasdaq National Market System under the ticker symbol "PSSI".

         The Company is incorporated under the laws of the State of Florida. The address and telephone number of its principal executive offices are 4345 Southpoint Boulevard, Jacksonville, Florida, 32216, telephone number (904) 332-3000.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

ANTICIPATED EXPANSION AND MANAGEMENT OF EXPANDED OPERATIONS

         The Company intends to acquire additional distributors in markets it already services and expects to open additional service centers. The Company's ability to expand its operations is dependent upon a number of factors, including (i) the availability of suitable acquisition candidates on acceptable terms, (ii) the Company's ability to continue to consolidate and integrate its acquisitions with its existing operations, and (iii) the Company's ability to attract, train, and retain skilled sales representatives and management. Management anticipates that each start-up service center opened will generally incur operating losses for 18 months. Accordingly, the Company's planned expansion creates numerous risks, including the risk that the expansion may have an adverse effect on working capital and earnings during the expansion period and acquisition transition period, that substantial indebtedness may be incurred in connection with the expansion and that significant losses could result in the event of unsuccessful acquisitions or start-ups.

         The Company recently has expanded into new product areas, including radiology and imaging equipment, chemicals and supplies to the acute and alternate site markets. The integration and operation of this new division may place significant demands on the Company's management and other resources. There can be no assurance that there will be any operating efficiencies between the Company's businesses or that its diagnostic imaging division can be operated profitably, which could have a material adverse effect on the Company's business and future prospects. The Company plans to aggressively pursue additional expansion opportunities in this market, however, there can be no assurance that the Company will be successful in acquiring, operating or integrating additional operations. In addition, the radiology and imaging equipment market is heavily reliant on the hiring and retention of skilled service technicians to maintain such equipment. There is a current shortage of these skilled technicians, which may result in intense competition and increasing salaries. Any inability of the Company to hire or retain such skilled technicians could limit the Company's ability to expand and adversely affect its results of operations.

MANAGEMENT OF INTERNATIONAL OPERATIONS

         Through its WorldMed International subsidiary, the Company has recently acquired medical supply distributors serving physicians in Belgium, France, Germany and the Netherlands and plans to increase its presence in European markets. As the Company expands internationally, it will need to hire, train and retain qualified personnel in countries where language, cultural or regulatory impediments may exist. The Company has encountered and expects to encounter significant expense and delay in expanding its international operations because of language and cultural differences, and staffing, communications and related issues. There can be no assurance that the Company's services and business practices will be accepted by vendors, physicians or other involved parties in foreign markets.

         International revenues are subject to inherent risks, including political and economic instability, difficulties in staffing and managing foreign operations and in accounts receivable collection, fluctuating currency exchange rates, costs associated with localizing service offerings in foreign countries, unexpected changes in regulatory requirements, difficulties in the repatriation of earnings and burdens of complying with a wide variety of foreign laws and labor practices.

DEPENDENCE ON MANUFACTURERS

         The Company distributes over 35,000 products manufactured by approximately 3,000 vendors and is dependent on these vendors for the manufacture and supply of product. Additionally, the Company has entered into a significant contract with Abbott, which may be terminated by Abbott if the Company does not meet certain sales levels. The Company's ability to maintain good relations with these vendors will affect the profitability of its business. Currently, the Company relies on vendors to provide (i) field sales representatives' technical and selling support, (ii) agreeable purchasing and delivery terms, (iii) sales performance incentives, (iv) financial support of sales and marketing programs, and (v) promotional materials. There can be no assurance that the Company will maintain its good relations with its vendors.

REGULATION OF AND CHANGE IN PRACTICE OF MEDICINE

         The health care industry, including the practice of medicine by physicians, is subject to extensive government regulation, licensure and operating procedures. The Company cannot predict the impact that present or future regulations may have on operations of the Company or on its plan to expand its business activities. In addition, as consolidation among physician provider groups continues and provider networks are created, purchasing decisions may shift to individuals with whom the Company has not had prior selling relationships. The Company is increasingly focusing on national accounts where the purchasing decision may not be made by the Company's traditional physician customers. There can be no assurance that the Company will be able to maintain its customer relationships in such circumstances.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

         The cost of a significant portion of medical care in the United States is funded by government and private insurance programs, such as Medicare, Medicaid and corporate health insurance plans. In recent years, government-imposed limits on reimbursement of hospitals and other health care providers have significantly impacted spending budgets in certain markets within the medical supply and equipment industry. Private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling health care costs through redesign of benefits and exploration of more cost-effective methods of delivering health care. Accordingly, there can be no assurance that reimbursement for purchase and use of medical equipment and supplies by physicians' offices will not be limited or reduced and thereby adversely affect future sales by the Company.

TWO-TIER PRICING

         As a result of the Non-Profit Act of 1944, the medical supplies and equipment industry is subject to a two-tier pricing structure. Under this structure, certain institutions, originally limited to non-profit hospitals, can obtain more favorable prices for medical supplies and equipment than the Company. The two-tiered pricing structure continues to expand as many large integrated health care providers and others with significant purchasing power demand more favorable pricing terms. Although the Company is seeking to obtain similar terms from its manufacturers, there can be no assurance that such terms can be obtained. Such a pricing structure, should it persist, may put the Company at a competitive disadvantage.

SALES REPRESENTATIVES

         The Company's sales growth has resulted to a significant degree from hiring and developing new sales representatives and adding, through acquisitions, established sales representatives whose existing customers generally have become customers of the Company. The Company's continued growth will depend in part on its ability to continue to hire, train and retain sales representatives who agree to the Company's compensation plans and to maintain good relations with its existing sales representatives.

KEY MANAGEMENT

         The success of the Company is dependent upon the efforts and abilities of its senior management, including the Company's Chairman and Chief Executive Officer, Patrick C. Kelly, its President, John F. Sasen, Sr. and its Executive Vice President and Chief Financial Officer, David A. Smith. The loss of any such senior management may adversely affect the Company's business. The Company maintains key man life insurance on Mr. Kelly.

COMPETITION

         The marketing of medical supplies and equipment to physicians' offices is highly competitive. Some of the Company's competitors are larger and have greater financial resources than the Company. Also, the Company could encounter additional competition because many of the products it sells are readily obtainable by others from various sources of supply and such competitors could consolidate into regional or national networks. In addition, a competitor of the Company could obtain exclusive rights to market a certain product to the exclusion of the Company. There can be no assurance that the Company will not face increased competition in the future.

LIABILITY EXPOSURE

         Although the Company is not a manufacturer, the distribution of medical supplies and equipment entails risks of product liability. Despite the fact that the Company has not to date experienced any significant product liability claims and currently maintains liability insurance coverage, such insurance is expensive, difficult to obtain and may be unobtainable in the future on acceptable terms, if at all. The Company operates approximately 700 trucks to deliver medical supplies and equipment on a same-day delivery basis. The Company has experienced various claims regarding motor vehicle accidents, all of which have been covered by insurance. The Company believes that it maintains adequate insurance coverage for such claims. Nevertheless, the amount and scope of any coverage may be inadequate in the event that a product liability or motor vehicle accident claim is successfully asserted against the Company.

RELIANCE ON DATA PROCESSING

         The Company's business is dependent upon its ongoing ability to obtain, process, analyze and manage data, and to maintain and upgrade its data processing capabilities. Interruption of data processing capabilities for any extended length of time, the failure to upgrade data services, difficulties in converting data and information systems after acquisitions, loss of stored data, programming errors or other computer problems could have a material adverse effect on the Company's business.

ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

         The Company's Amended and Restated Articles of Incorporation and Bylaws contain various provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock. Furthermore, the Company has not opted out of certain provisions of the Florida Business Corporation Act, including the provisions relating to control-share acquisitions, which could have the effect of delaying, deferring or preventing a change in control of the Company without further action by its shareholders.

                            MERGERS AND ACQUISITIONS

         On November 25, 1996, the Company acquired Diagnostic Imaging, Inc. ("DI"), a company organized under the laws of the State of Florida, pursuant to a merger by which the shareholders of DI received shares of Common Stock in exchange for their shares of stock in DI (the "DI Merger"). In connection with the DI Merger, the Company granted the former shareholders of DI the right to register for resale the shares of Common Stock held by such shareholders. The former shareholders of DI who are offering shares of Common Stock pursuant to the Registration Statement of which this Prospectus is a part are referred to herein as the "DI Selling Shareholders."

         On March 20, 1997, the Company acquired Rad-Tech X-Ray, Inc. ("Rad"), a company organized under the laws of the State of Georgia, pursuant to a merger by which the shareholders of Rad received shares of Common Stock in exchange for their shares of stock in Rad (the "Rad Merger"). In connection with the Rad Merger, the Company granted the former shareholders of Rad the right to register for resale the shares of Common Stock held by such shareholders. The former shareholder of Rad who is offering shares of Common Stock pursuant to the Registration Statement of which this Prospectus is a part is referred to herein as the "Rad Selling Shareholder."

         The DI Selling Shareholders and the Rad Selling Shareholder are collectively referred to herein as the "Selling Shareholders." The Selling Shareholders have acquired the 193,884 shares of Common Stock offered hereby pursuant to the above-referenced mergers.

         Pursuant to certain demand registration rights granted in connection with such merger, the Company agreed to register the shares of Common Stock offered by the Selling Shareholders hereunder, and to use its best efforts to maintain such registration statement in effect until the Shares are sold hereunder or up to sixty (60) days following the date of this Prospectus. This Prospectus may not be used by the Selling Shareholders following the earlier of
(i) the date the all shares of Common Stock offered hereby have been sold, or
(ii) unless otherwise agreed to by the Company, sixty (60) days following the date of this Prospectus.

                              SELLING SHAREHOLDERS

         The following table sets forth (i) the name of each of the Selling Shareholders, (ii) the number of shares of Common Stock beneficially owned by each Selling Shareholder prior to the offering and being offered hereby, and
(iii) the number of shares of Common Stock beneficially owned by each Selling Shareholder after completion of the offering.


                                               Shares Beneficially
                                                 Owned Prior to          Shares Being       Shares Beneficially
              Selling Shareholder                  Offering(1)             Offered        Owned After Offering
              -------------------                  -----------             -------        --------------------

   DI SELLING SHAREHOLDERS:
     William F. Bronson (2)..................         129,221                40,000             89,221
     Harvey A. Shores (2)....................          82,659                50,000             32,659
     William Shores (2)......................           4,570                 3,884                686

   RAD SELLING SHAREHOLDER:
     Shelli T. Jenkins (3)                            407,317               100,000            307,317
                                                      -------               -------            -------

   TOTAL.....................................         623,767               193,884            429,883
                                                      =======               =======            =======


---------------------

(1) Assumes that all of the Shares held by the Selling Shareholders and being offered hereby are sold, and that the Selling Shareholders acquire no additional shares of Common Stock prior to completion of this offering. Each Selling Shareholder beneficially owns less than 1% of the total number of shares of Common Stock outstanding.
(2) Messrs. Bronson and Harvey Shores served as members of the Board of Directors of DI prior to the DI Merger. Includes 19,383, 12,399 and 686 shares for Messrs. Bronson, Harvey Shores and William Shores, respectively, being held in escrow pursuant to an Escrow Agreement dated November 25, 1996, which may be used to indemnify the Company against certain claims in connection with the DI Merger.
(3) Ms. Jenkins served as the President, Treasurer and sole director of Rad prior to the Rad Merger. Includes 31,339 shares being held in escrow pursuant to an Escrow Agreement dated March 20, 1997, which may be used to indemnify the Company against certain claims in connection with the Rad Merger.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made from time to time (i) in transactions (which may include block sales) on the Nasdaq National Market or such other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, (ii) in negotiated transactions or (iii) through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Shares may be sold directly to purchasers or through underwriters, agents or broker-dealers by one or more of the following: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (d) an exchange distribution in accordance with the rules of the exchange or automated interdealer quotation system on which the Common Stock is then listed; and (e) through the writing of options on the Shares. Any such underwriters, agents or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for which such underwriters, agents or broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to an underwriter, agent or particular broker-dealer will be negotiated prior to the sale and may be in excess of customary compensation). If required by applicable law at the time a particular offer of Shares is made, the terms and conditions of such transaction will be set forth in a Prospectus Supplement to this Prospectus. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         The Selling Shareholders and any underwriters, agents or broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them might be deemed to be underwriting discounts and commissions under the Securities Act.

         The Selling Shareholders will pay all applicable stock transfer taxes, transfer fees and brokerage commissions or discounts. The Company has agreed to bear one-half of all expenses in connection with the registration of the shares being offered by the Selling Shareholders and the Selling Shareholders shall bear the remaining one-half of all expenses on a pro rata basis. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         A legal opinion to the effect that the Shares offered hereby by the Selling Shareholders are validly issued, fully paid and non-assessable has been rendered by Fred Elefant, P.A., Jacksonville, Florida, general counsel to the Company.

                                     EXPERTS

         The consolidated financial statements of the Company appearing in its Annual Report on Form 10-K for the fiscal year ended March 28, 1997 have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

================================================================================


         NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.



                               -------------------



                 TABLE OF CONTENTS



                                          PAGE
                                          ----
AVAILABLE INFORMATION.....................  2
INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE..................  2
CAUTIONARY NOTICE REGARDING
  FORWARD-LOOKING STATEMENTS..............  3
THE COMPANY...............................  4
RISK FACTORS..............................  6
MERGERS AND ACQUISITIONS..................  9
SELLING SHAREHOLDERS...................... 10
PLAN OF DISTRIBUTION...................... 11
LEGAL MATTERS............................. 12
EXPERTS................................... 12

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                                193,884 SHARES






                       PHYSICIAN SALES & SERVICE, INC.

                                 COMMON STOCK

















                             P R O S P E C T U S






                                JULY 25, 1997


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                                      -1-